

April 4, 2011

Via E-mail
Kenneth A. Kelly, Jr.
Senior Vice President & Controller
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152

> **Re: McCormick & Company, Incorporated**
> **Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed January 27, 2011**
> **File No. 1-14920**

Dear Mr. Kelly:

We have reviewed your response letter dated March 18, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2010

Exhibit 13

Note 16: Business Segments, page 55

1.   In response to prior comment five, you state that revenue disclosure under ASC 280-10-50-40 is not required since the products within each of your segments are fairly homogenous and that you do not sell disparate product lines. You also indicate that you do not currently accumulate the necessary information and that it would be impracticable to do so. Your response does not appear to fully address that you sell specialty foods, as disclosed in your MD&A on page 17 of your 2010 Annual Report (executive summary section). Specialty foods appears dissimilar to your flavor products, based upon the information provided on your website. While we understand your belief that it is impracticable to provide revenue disclosure related to your many different flavor

products, please explain to us how you have considered, or why it is impracticable, to disclose revenue attributable to (i) flavor products and (ii) specialty foods.

2.   In response to prior comment six, you indicate that the CODM does not regularly review operating results in a manner for which the responsibilities of the three presidents fall. Please clarify for us whether these operating results are actually prepared, the frequency they are reviewed by the CODM, if applicable, and the reason they are presented to, and reviewed by, the CODM, if applicable.

3.   In addition, we note that your form of organization results in certain overlapping responsibilities, similar to a matrix form of organization. To help us better understand the basis for your segment presentation, please:

- Provide us the 2010 operating results package regularly reviewed by the CODM, and any additional operating results package that may be reviewed by the CODM;
- Describe for us the significant resources allocation decisions made by the CODM;
- Provide us the operating results package provided to your Board of Directors;
- Describe for us the any annual operating and capital expenditure budgeting processes undertaken by your company, including the preparation and approval steps, and any participation by your presidents and the CODM; and
- Identify for us the financial information utilized by your CODM to prepare for the quarterly earnings conference calls and tell us how you have considered this information in your determination of operating segments, particularly as it relates to the characteristic of assessing performance under ASC 280-10-50-1(b).

Closing Comments

You may contact Michael Fay at (202) 551-3812 or me at (202) 551-3299 if you have questions regarding the comments.

Sincerely,

/s/ Mark C. Shannon

Mark C. Shannon
Branch Chief